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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

CHECKERS DRIVE-IN RESTAURANTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

751203-10-0

(CUSIP Number)

Pasquale A. Ambrogio

9440 Santa Monica Boulevard

Suite 407

Beverly Hills, California 90210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 751203-10-0                                                                                                                                               Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). GIANT GROUP, LTD. I.R.S. #23-0622690

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 542,998 8. Shared Voting Power -0- 9. Sole Dispositive Power 542,998 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,998

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13-D/A amends Schedule 13-D (filed on September 12, 2000) and Amendment No. 1 (filed on April 29, 2002) (collectively referred to as the “Schedule”) filed by GIANT GROUP, LTD. (“GIANT”) pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the common stock, par value $0.001 per share (the “Common Stock”) of Checkers Drive-In Restaurants, Inc., a Delaware corporation (the “Company”). The executive office of the Company is 4300 West Cypress Street, Suite 600, Tampa Florida, 33607.

Unless otherwise indicated herein, capitalized items used herein have the same meanings ascribed to them in the Schedule. Except as otherwise expressly indicated herein, the information contained in the Schedule, remains in effect.

Item 2. Identity and Background

In October 2000, Periscope’s assets were transferred to its financial factor and in November 2000, Periscope filed a voluntary petition for bankruptcy protection. On December 31, 2002, KCC merged into GIANT. On this date, KCC beneficially owned approximately 704,000 shares of Checkers Common Stock.

Jeffrey Rosenthal’s current principal occupation is president and chairman of Rose Investments LLC, a private investment firm. He has held this position since 2002. Previously, Mr. Rosenthal served as chairman of Fairfare Media Works for more than five years. Mr. Rosenthal’s current address is 10345 West Olympic Blvd., Los Angeles, CA 90064-2524.

In May 2003, David Malcolm pleaded guilty to a felony charge of conflict of interest relating to his service as a San Diego Port Commissioner. Mr. Malcolm was sentenced to 120 days in a work furlough program and fined approximately $250,000.

Item 4. Purpose of Transaction

GIANT holds Checkers Common Stock for investment purposes.

(a) On May 27, 2004, GIANT exchanged 435,000 shares of the Company’s Common Stock for two parcels of real property in Montana near Yellowstone National Park.

GIANT has no current plans or proposals of the type set forth in paragraphs (b) through (h) of Item 4.

Item 5. Interest in Securities of the Issuer

Following the exchange of 435,000 shares of the Company’s Common Stock described in Item 4, GIANT beneficially owned 542,998 shares of the Company’s Common Stock, approximately 4.5% of the Company’s total common shares (calculated in accordance with Rule 13d-3). This percentage is based upon 12,049,356 shares of the Company’s Common Stock outstanding on February 23, 2004, reported in the Company’s Definitive Proxy Statement in connection with the solicitation of proxies to be voted at the Company’s 2004 Annual Meeting of Stockholders, filed on April 19, 2004.

On May 27, 2004, the following executive officer and directors of GIANT beneficially owned the following number of shares of Checkers’ Common Stock:

Burt Sugarman – President and Chief Executive Officer—Total of 379,321 shares, which include 290,416 shares issuable upon the exercise of presently exercisable stock options;

Terry Christensen – Director—Total of 246,831 shares, which include 242,324 shares issuable upon the exercise of presently exercisable stock options and

David Gotterer – Director—Total of 240,615 shares, which are all issuable upon the exercise of presently exercisable stock options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2004

GIANT GROUP, LTD.

By: /S/ PASQUALE A. AMBROGIO

——————————————-

Name: Pasquale A. Ambrogio

Title: Vice-President